Exhibit 99.1

Auris Medical Announces Receipt of Nasdaq Notice

•	Hearing Requested to Present Compliance Plan

Zug, Switzerland, February 8, 2019 - Auris Medical Holding AG (Nasdaq: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology and central nervous system disorders, today announced its receipt of notice from The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company did not meet Nasdaq’s January 28, 2019 deadline to regain compliance with Nasdaq Listing Rule 5550(a)(2) due to the bid price per share for its common shares remaining below $1.00. Further, Nasdaq determined that the Company was not eligible for a second 180 day period to regain compliance since the Company did not comply with the $5,000,000 Stockholders’ Equity initial listing requirement for The Nasdaq Capital Market. The Notice states that, unless the Company requests an appeal, Nasdaq intends to suspend the Company's common shares and remove them from listing and registration on Nasdaq.

Accordingly, the Company today requested a hearing before the Panel, which request will stay any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing. At the hearing, the Company intends to present its plan to regain compliance with the minimum bid price requirement and to request an extension within which to do so. In the interim, the Company's common shares will continue to trade on The Nasdaq Capital Market under the trading symbol "EARS".

“We believe we have a plan to regain compliance with the minimum bid price requirement,” stated Thomas Meyer, Chairman and Chief Executive Officer of the Company. “We look forward to presenting our plan to the Panel, which will include a commitment to effect a reverse share split, if necessary. To that end, with the planned relocation of the Company’s domicile to Hamilton, Bermuda, the Company will be in a position to implement such measure in a much quicker and more cost-efficient way than under Swiss corporate law."

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and mental health supportive care. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and will move into proof-of-concept studies in 2019. In addition Auris Medical has two Phase 3 programs under development: Sonsuvi® (AM-111) for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s ability to regain compliance with Nasdaq listing rules, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2017, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and

Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug (Switzerland) +41 41 729 71 94 www.aurismedical.com all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:
Joseph Green / Andrew Gibson
Edison Advisors for Auris Medical
646-653-7030 / 7719
jgreen@edisongroup.com / agibson@edisongroup.com

Or

investors@aurismedical.com